UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

20100011

March 5, 2010

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2010

Dear Mr. Dunn:

This is in response to your letter dated January 8, 2010 concerning the shareholder proposal submitted to JPMorgan Chase by the SEIU Master Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Stephen Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202

March 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2010

The proposal urges the board of directors to adopt a policy that a director who is independent from the company shall serve as chairman of the board.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in JPMorgan Chase's 2010 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O'MELVENY & MYERS LLP

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TELEPHONE (202) 383-5300
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1934 Act/Rule 14a-8

January 8, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of SEIU Master Trust
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"SEIU Proposal"***) and supporting statement (the ***"SEIU Supporting Statement"***) submitted by the SEIU Master Trust from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the SEIU Master Trust.

A copy of the SEIU Proposal, the cover letter submitting the SEIU Proposal, and other correspondence relating to the SEIU Proposal are attached hereto as Exhibit A. A copy of the proposal from the Trowel Trades S&P 500 Index Fund (the ***"Trowel Trades Proposal"***), the cover letter submitting the Trowel Trades Proposal, and other correspondence relating to the Trowel Trades Proposal are attached hereto as Exhibit B.

I. SUMMARY OF THE SEIU PROPOSAL

On November 30, 2009, the Company received a letter from the SEIU Master Trust containing the SEIU Proposal for inclusion in the Company's 2010 Proxy Materials. The SEIU Proposal requests that the Company's Board of Directors "adopt a policy that a director who is independent from the [Company] shall serve as Chairman of the Board." The Proposal requests that the policy also provide that:

- "a director is 'independent' if the board determines that he or she has no material relationship with JPM apart from his or her directorship";
- specified professional and familial relationships would "disqualify a director from being considered independent";
- "if the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new independent Chairman within 60 days of such determination";
- compliance with the policy is "excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman"; and
- it will "apply prospectively so as not to violate any existing contractual obligation."

II. EXCLUSION OF THE SEIU PROPOSAL

A. Basis for Excluding the SEIU Proposal

As discussed more fully below, the Company believes that it may properly omit the SEIU Proposal and SEIU Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(11), as it "substantially duplicates" the Trowel Trades Proposal, which the Company received prior to the SEIU Proposal and which the Company intends to include in its 2010 Proxy Materials.

B. The SEIU Proposal May Be Excluded in Reliance on Rule 14a-8(i)(11), as it Substantially Duplicates the Trowel Trades Proposal, Which the Company Received Prior to the SEIU Proposal and Which the Company Intends to Include in its 2010 Proxy Materials

Rule 14a-8(i)(11) allows a company to exclude a shareholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion provided for by Rule 14a-8(i)(11) (and its predecessor, Rule 14a-8(c)(11)) was intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See*, Exchange Act Release No. 34-12598 (July 7, 1976). Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Rather, in determining whether two proposals are substantially duplicative, the Staff considers whether the principal thrust or focus of the two proposals are essentially the same or whether the two proposals relate to the same core issue. *See*, *Wells Fargo & Company* (January 7, 2009) and *Weyerhaeuser Company* (January 18, 2006).

As discussed in detail above, the SEIU Proposal requests that the Company's Board of Directors "adopt a policy that a director who is independent from the [Company] shall serve as Chairman of the Board." The SEIU Proposal also suggests certain mechanics for determining whether a director qualifies as independent and the operation of the policy.

The Trowel Trades Proposal requests that the Board of Directors amend the Company's by-laws to require that "an independent director -- as defined by the rules of the New York Stock Exchange ("NYSE") -- be its Chairman of the Board of Directors." The Trowel Trades Proposal also (a) requests that the Board of Directors include in the requested by-law a specified procedure for selecting a new Chairman if the current Chairman can no longer be considered independent under NYSE rules, and (b) provides that compliance with the requested by-law will be excused to the extent that no independent director is available and willing to serve as Chairman.

The Trowel Trades Proposal was received by the Company prior to SEIU Proposal -- as the attached materials show, the Company received the Trowel Trades Proposal (via facsimile) at 2:25 p.m. on November 30, 2009 and the Company received the SEIU Proposal (via electronic mail) at 4:22 p.m. on November 30, 2009 -- and the Company will include the Trowel Trades Proposal in its 2010 Proxy Materials. As such, the issue under Rule 14a-8(i)(11) is whether the SEIU Proposal "substantially duplicates" the Trowel Trades Proposal.

The core issue and principal focus of the Trowel Trades Proposal and the SEIU Proposal is the same -- they each seek to establish a requirement that the Chairman of the Company's Board of Directors be an independent director. The language of each proposal and each supporting statement make this clear.

While the Trowel Trades Proposal and the SEIU Proposal seek the same result, the means by which they seek to accomplish this result differ in two respects. First, the two proposals have different definitions of "independence." Second, the Trowel Trades Proposal requests that the Company's Board of Directors adopt a by-law amendment and the SEIU Proposal requests that the Company's Board of Directors adopt a policy. Consistent with prior Staff positions, these differences are of no significance for purpose of the application of Rule 14a-8(i)(11) to proposals requesting an independent Chairman of a company's Board of Directors:

- The Staff has taken the position that two shareholder proposals requesting that a board take necessary steps to ensure that its chairman was independent may be considered substantially duplicative for purposes of Rule 14a-8(i)(11) where the proposals defined "independence" differently. *See*, *Verizon Communications Inc.* (February 2, 2005).

- The Staff has taken the position that two shareholder proposals requesting that a board take necessary steps to ensure that its chairman was independent may be considered substantially duplicative for purposes of Rule 14a-8(i)(11) where one proposal sought to achieve this result through an amendment, or proposal to amend, a corporation's governing documents and the other proposal sought to achieve this result through the adoption of a policy by the company's board of directors. *See, e.g., Wells Fargo & Company* (January 7, 2009), *Wells Fargo & Company* (January 17, 2008), and *Weyerhaeuser Company* (January 18, 2006).

C. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the SEIU Proposal and the SEIU Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(11).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the SEIU Proposal and the SEIU Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2010 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Stephen Abrecht
Executive Director of Benefit Funds
SEIU Master Trust

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

SEIU
Stronger Together

November 30, 2009

Anthony J. Horan
Secretary
JPMorgan Chase and Co.
270 Park Avenue, 35th Floor
New York, NY 10017-2070

Also via Email: anthony.horan@jpmorgan.com
And via Facsimile: 212-270-4240

Dear Mr. Horan:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2009 proxy statement of JPMorgan Chase and Co. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of JPMorgan Chase shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you, under separate cover, following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:bh

cc: Vonda Brunsting

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste 900
Washington DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

RESOLVED, that shareholders of JPMorgan Chase & Co. ("JPM" or the "Company") urge the board of directors (the "Board") to adopt a policy that a director who is independent from JPM shall serve as Chairman of the Board. The policy should provide that a director is "independent" if the board determines that he or she has no material relationship with JPM apart from his or her directorship. The policy should specifically provide that the following relationships disqualify a director from being considered independent:

(a) prior employment by JPM;

(b) provision of consulting or other personal services to JPM or any of its executive officers;

(c) employment by, service as a director of or ownership of a five percent or greater equity interest in, an entity that makes payments to or receives payments from JPM and either: (i) such payments account for one percent or more of the entity's or the Company's consolidated gross revenues in any single fiscal year; or (ii) if the entity is a debtor or creditor of JPM, the amount owed exceeds one percent of the Company's or entity's assets;

(d) service as an employee or director of a foundation, university or other non-profit organization that receives donations from the Company, or direct benefit from any donations to such an organization;

(e) being part of an interlocking directorate in which the CEO or other employee of the Company serves on the board of an entity employing the director;

The policy should also provide that a director is not independent if any of his or her immediate family members fall into any of the categories set forth above. An "immediate family member" should be defined to include a spouse, parent, child, sibling, parent-in-law, son-in-law, daughter-in-law, aunt, uncle or anyone sharing the director's home (other than a domestic worker).

The policy should provide that if the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new independent Chairman within 60 days of such determination. Compliance with the policy should be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman. The policy should apply prospectively so as not to violate any existing contractual obligation.

SUPPORTING STATEMENT

JPM's CEO, James Dimon, currently serves of chairman of the Company's board of directors. In our view, truly independent board leadership is necessary to ensure that the board provides robust oversight of management. Such monitoring is especially important at financial firms in light of the increased importance of risk oversight.

In addition, the CEO and chairman roles call for different skills and temperaments. We believe that maintaining constructive relationships with regulators and Congress has become more important in the wake of the financial firm bailout. An independent chairman would be well positioned to represent JPM in these settings.

We urge shareholders to vote for this proposal.

Irma R. Caracciolo

‾ ›m:	Galina Piatezky on behalf of Anthony Horan
.t:	Monday, November 30, 2009 4:38 PM
I o:	Irma R Caracciolo
Subject:	FW. Shareholder Proposal
Attachments:	JPMC Proposal 2010.pdf

' Galina Piatezky, Office of the Se--etary | JPMorgan Chase, 270 Park Avenue, New York, NY 10017 | W: 212 270-8860 | Fax: 212 270-4240

From: Brenda Hildenberger [mailto:Brenda.Hildenberger@seiu.org]
Sent: Monday, November 30, 2009 4:22 PM
To: Anthony Horan
Cc: Stephen Abrecht; Vonda Brunsting
Subject: Shareholder Proposal

Dear Mr. Horan:

Attached is a PDF of a letter from Stephen Abrecht as well as a copy of the shareholder proposal for inclusion at the next annual meeting. This has also been faxed to you, and the original will follow via UPS overnight

Brenda Hildenberger
Admin Assistant
SEIU Benefit Fund Office
11 Dupont Circle NW - Suite 900
Washington, DC 20036
Desk: 202-730-7520 Cell: 202-431-6912
Fax: 202-842-0046
Email: Brenda.Hildenberger@seiu.org

SEIU
Stronger Together

November 30, 2009

Anthony J. Horan
Secretary
JPMorgan Chase and Co.
270 Park Avenue, 35th Floor
New York, NY 10017-2070

Also via Email: anthony.horan@jpmorgan.com
And via Facsimile: 212-270-4240

Dear Mr. Horan:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2009 proxy statement of JPMorgan Chase and Co. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of JPMorgan Chase shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you, under separate cover, following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:bh

cc: Vonda Brunsting

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

RESOLVED, that shareholders of JPMorgan Chase & Co. ("JPM" or the "Company") urge the board of directors (the "Board") to adopt a policy that a director who is independent from JPM shall serve as Chairman of the Board. The policy should provide that a director is "independent" if the board determines that he or she has no material relationship with JPM apart from his or her directorship. The policy should specifically provide that the following relationships disqualify a director from being considered independent:

(a) prior employment by JPM;
(b) provision of consulting or other personal services to JPM or any of its executive officers;
(c) employment by, service as a director of or ownership of a five percent or greater equity interest in, an entity that makes payments to or receives payments from JPM and either: (i) such payments account for one percent or more of the entity's or the Company's consolidated gross revenues in any single fiscal year; or (ii) if the entity is a debtor or creditor of JPM, the amount owed exceeds one percent of the Company's or entity's assets;
(d) service as an employee or director of a foundation, university or other non-profit organization that receives donations from the Company, or direct benefit from any donations to such an organization;
(e) being part of an interlocking directorate in which the CEO or other employee of the Company serves on the board of an entity employing the director;

The policy should also provide that a director is not independent if any of his or her immediate family members fall into any of the categories set forth above. An "immediate family member" should be defined to include a spouse, parent, child, sibling, parent-in-law, son-in-law, daughter-in-law, aunt, uncle or anyone sharing the director's home (other than a domestic worker).

The policy should provide that if the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new independent Chairman within 60 days of such determination. Compliance with the policy should be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman. The policy should apply prospectively so as not to violate any existing contractual obligation.

SUPPORTING STATEMENT

JPM's CEO, James Dimon, currently serves of chairman of the Company's board of directors. In our view, truly independent board leadership is necessary to ensure that the board provides robust oversight of management. Such monitoring is especially important at financial firms in light of the increased importance of risk oversight.

In addition, the CEO and chairman roles call for different skills and temperaments. We believe that maintaining constructive relationships with regulators and Congress has become more important in the wake of the financial firm bailout. An independent chairman would be well positioned to represent JPM in these settings.

We urge shareholders to vote for this proposal.

BENEFIT FUNDS OFFICE of the
Service Employees International Union
11 Dupont Circle ◆ Washington, DC 20036
Phone: (202) 730-7500 Fax: (202) 842-0046

SEIU Master Trust:
SEIU National Industry Pension Fund
SEIU Affiliates' Officers & Employees Pension Fund
SEIU Staff Pension Fund

Fax

To:	ANTHONY J. HORAN	**From:**	STEPHEN ABRECHT
Fax:	212-270-4240	**Pages:**	3 , including cover sheet
Phone:		**Date:**	11/30/2009
Re:	SHAREHOLDER SUBMISSION	**CC:**	

• **Comments:**

THE ATTACHED SUBMISSION FOR THE 2010 ANNUAL MEETING OF SHAREHOLDERS HAS ALSO BEEN SENT TO YOU BY EMAIL AND THE ORIGINAL FOLLOWS BY UPS OVERNIGHT FOR DELIVERY ON 12/01/2009.

SEIU®
tronger Together

November 30, 2009

Anthony J. Horan
Secretary
JPMorgan Chase and Co.
270 Park Avenue, 35th Floor
New York, NY 10017-2070

Also via Email: anthony.horan@jpmorgan.com
And via Facsimile: 212-27●-4240

Dear Mr. Horan:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2009 proxy statement of JPMorgan Chase and Co. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of JPMorgan Chase shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you, under separate cover, following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:bh

cc: Vonda Brunsting

SERVICE EMPLOYEES
TERNATIONAL UNION, CLC

SEIU MASTER TRUST
Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

RESOLVED, that shareholders of JPMorgan Chase & Co. ("JPM" or the "Company") urge the board of directors (the "Board") to adopt a policy that a director who is independent from JPM shall serve as Chairman of the Board. The policy should provide that a director is "independent" if the board determines that he or she has no material relationship with JPM apart from his or her directorship. The policy should specifically provide that the following relationships disqualify a director from being considered independent:

(a) prior employment by JPM;
(b) provision of consulting or other personal services to JPM or any of its executive officers;
(c) employment by, service as a director of or ownership of a five percent or greater equity interest in, an entity that makes payments to or receives payments from JPM and either: (i) such payments account for one percent or more of the entity's or the Company's consolidated gross revenues in any single fiscal year; or (ii) if the entity is a debtor or creditor of JPM, the amount owed exceeds one percent of the Company's or entity's assets;
(d) service as an employee or director of a foundation, university or other non-profit organization that receives donations from the Company, or direct benefit from any donations to such an organization;
(e) being part of an interlocking directorate in which the CEO or other employee of the Company serves on the board of an entity employing the director;

The policy should also provide that a director is not independent if any of his or her immediate family members fall into any of the categories set forth above. An "immediate family member" should be defined to include a spouse, parent, child, sibling, parent-in-law, son-in-law, daughter-in-law, aunt, uncle or anyone sharing the director's home (other than a domestic worker).

The policy should provide that if the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new independent Chairman within 60 days of such determination. Compliance with the policy should be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman. The policy should apply prospectively so as not to violate any existing contractual obligation.

SUPPORTING STATEMENT

JPM's CEO, James Dimon, currently serves of chairman of the Company's board of directors. In our view, truly independent board leadership is necessary to ensure that the board provides robust oversight of management. Such monitoring is especially important at financial firms in light of the increased importance of risk oversight.

In addition, the CEO and chairman roles call for different skills and temperaments. We believe that maintaining constructive relationships with regulators and Congress has become more important in the wake of the financial firm bailout. An independent chairman would be well positioned to represent JPM in these settings.

We urge shareholders to vote for this proposal.

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

VIA OVERNIGHT DELIVERY
Mr. Stephen Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 Dupont Circle, NW -- Suite 900
Washington DC 20036-1202

Dear Mr. Abrecht

I am writing on behalf of JPMorgan Chase & Co. (JPMorgan), which received on November 30, 2009, from the SEIU Master Trust (Trust) a shareholder proposal for consideration at JPMorgan's 2010 Annual Meeting of Shareholders (Proposal). The Proposal requests adoption of a policy "....that a director who is independent from JPM shall serve as Chairman of the Board".

The Trust's Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the Proposal for at least one year as of the date the shareholder Proposal was submitted. JPMorgan's stock records do not indicate that the Trust is the record owner of sufficient shares to satisfy this requirement and we did not receive proof from the Trust that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMorgan.

To remedy this defect, you must submit sufficient proof of the Trust's ownership of JPM shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Trust's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, it continuously held the requisite number of JPM shares for at least one year; or

- if it has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of JPM shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any written statement that it continuously held the required number of shares for the one-year period.

The rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240. For your reference, please find enclosed a copy of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosure: Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Irma R. Caracciolo

From: Galina Piatezky on behalf of Anthony Horan
Sent: Monday, December 07, 2009 5:53 PM
To: Irma R. Caracciolo
Subject: FW: Proof of Shares
Attachments: JPMC Proof 2010.pdf

Galina Piatezky, Office of the Secretary | JPMorgan Chase 270 Park Avenue, New York NY 10017 | W: 212 270 [illegible] | F: 212 [illegible]

From: Brenda Hildenberger [mailto:Brenda.Hildenberger@seiu.org]
Sent: Monday, December 07, 2009 4:46 PM
To: Anthony Horan
Cc: Stephen Abrecht; Vonda Brunsting
Subject: Proof of Shares

Dear Mr. Horan:

Attached is a copy of a letter from Stephen Abrecht in cover to correspondence from Niall Kenny of Amalgamated Bank (also attached) to provide proof of holdings for the SEIU Master Trust submission filed on November 30, 2009. This is also being sent to you by facsimile and the original follows by regular mail.

Brenda Hildenberger
Admin Assistant
SEIU Benefit Fund Office
11 Dupont Circle NW - Suite 900
Washington, DC 20036
Desk: 202-730-7520 Cell: 202-431-6912
Fax: 202-842-0046
Email: Brenda.Hildenberger@seiu.org

SEIU
Stronger Together

December 7, 2009

Anthony J. Horan
Secretary
JPMorgan Chase and Co.
270 Park Avenue, 35th Floor
New York, NY 10017-2070

Also via Email: anthony.horan@jpmorgan.com
And via Facsimile: 212-270-4240

Dear Mr. Horan:

In compliance with Rule 14a-8(b)(2), enclosed please find a "Proof of Ownership" letter from Amalgamated Bank dated November 30, 2009.

If you have any questions or need any additional information you can contact me at 202-730-7051.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:TR:bh
Enclosure

cc: Vonda Brunsting

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

AMALGAMATED BANK.

November 30, 2009

Mr. Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 Du Pont Circle
9th Floor
Washington, DC 20036

Re: J.P. Morgan Chase & Co, Cusip 46625H100

Dear Mr. Abrecht,

Amalgamated Bank is the record owner of 86,730 shares of common stock of J.P Morgan Chase & Co, beneficially owned by SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # ***FISMA & OMB Memorandum M-07-16*** SEIU Master Trust had held the Shares continuously for at least one year on 11/30/2009 and continues to hold the Shares as of the date set forth above

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4909.

Very truly yours,

Niall J. Kenny
First Vice President
Amalgamated Bank

CC. Vonda Brunsting

NJK/nk

EXHIBIT B

November 30, 2009

BY OVERNIGHT DELIVERY AND FAX
(212-270-4240)

Mr Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th Floor
New York, NY 10017

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Horan:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of JPMorgan Chase & Co.'s (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Jake McIntyre, Assistant to the Secretary Treasurer, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Marc L. Scheuer
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: The shareholders of JPMorgan Chase & Co. ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors. The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

The wave of corporate scandals at such companies as Enron, WorldCom and Tyco resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

Andrew Grove, former chairman and CEO of Intel Corporation, recognized this, and relinquished the CEO's position. "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board How can the CEO be his own boss?" (Business Week. November 11, 2002).

We also believe that it is worth noting that many of the other companies that were embroiled in the financial turmoil stemming from the recent crisis in the financial services industry--Bank of America, Citigroup, Merrill Lynch, Morgan Stanley, Wachovia and Washington Mutual did not have an independent Chairman of the Board of Directors.

We respectfully urge the board of our Company to change its corporate governance structure by having an independent director serve as its Chairman.

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

Mr. Jake McIntyre
Assistant to the Secretary Treasurer
International Union of Bricklayers
620 F Street – 9th Floor
Washington, DC 20036-5687

Dear Mr. McIntyre:

This will acknowledge receipt of a letter dated November 30, 2009, whereby Mr. Scheuer, as Trustee, advised JPMorgan Chase & Co. of the intention of the Trowel Trades S&P 500 Index Fund (Fund) to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal requests that an independent director be Chairman of the Board.

We also acknowledge receipt of the letter dated December 1, 2009, from Comerica Bank & Trust, National Association, verifying that the Fund is the beneficial owner of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

[signature]

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

JPMorgan Chase & Co.

(CONFIDENTIAL)

Date: 11/30/2009

Please Deliver To:	**Name:**	Mr. Anthony J. Horan	**Fax No.** 212-270-4240
	Company:	JPMorgan Chase & Co.	
	Department:		**Telephone No.** (212) 270-7122
	Location:		

From:	**Name:**	Marc L. Scheuer	**Fax No.** (313) 222-3525
	Company:	Comerica Bank & Trust National Association	**Telephone No.** (313) 222-3010
	Location:	P.O. Box 75000 Detroit, MI 48275	

Trowel Trades S&P 500 Index Fund

SPECIAL MESSAGE:

Shareholder Proposal

This message is intended only for the use of the person or entity to which it is addressed and may contain information that is priveleged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution of copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original message to us at the above address via the United States Postal Service.

Thank you.

Please call at (630) 645-7370 if pages (including cover sheet) were not received

No. of page: 3 (including cover sheets)

Trowel Trades S&P 500 Index Fund

November 30, 2009

BY OVERNIGHT DELIVERY AND FAX
(212-270-4240)

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th Floor
New York, NY 10017

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Horan:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of JPMorgan Chase & Co.'s (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Jake McIntyre, Assistant to the Secretary Treasurer, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Marc L. Scheuer
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: The shareholders of JPMorgan Chase & Co. ("Company") urge the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director—as defined by the rules of the New York Stock Exchange ("NYSE")—be its Chairman of the Board of Directors. The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

The wave of corporate scandals at such companies as Enron, WorldCom and Tyco resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have adopted new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), or a former CEO, or some other officer. We believe that no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO, former CEO or some other officer or insider of the company.

Andrew Grove, former chairman and CEO of Intel Corporation, recognized this, and relinquished the CEO's position. "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (Business Week, November 11, 2002).

We also believe that it is worth noting that many of the other companies that were embroiled in the financial turmoil stemming from the recent crisis in the financial services industry--Bank of America, Citigroup, Merrill Lynch, Morgan Stanley, Wachovia and Washington Mutual did not have an independent Chairman of the Board of Directors.

We respectfully urge the board of our Company to change its corporate governance structure by having an independent director serve as its Chairman.

(CONFIDENTIAL)

Date: 12/1/2009

Please Deliver To:

Name: Mr. Anthony J. Horan

Company: JPMorgan Chase & Co.

Department:

Location:

Fax No. 212-270-4240

Telephone No. (212) 270-7122

From:

Name: Beth C. Probaska

Company: Comerica Bank & Trust National Association

Location: P.O. Box 75000 Detroit, MI 48275

Fax No. (630) 575-2164

Telephone No. (630) 645-7371

Comerica Bank & Trust, National Association

SPECIAL MESSAGE:

Shareholder Proposal

This message is intended only for the use of the person or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution of copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original message to us at the above address via the United States Postal Service.

Thank you.

Please call at (630) 645-7370 if pages (including cover sheet) were not received

No. of page 2 (including cover sheets)

Comerica Bank & Trust, National Association

December 1, 2009

BY OVERNIGHT DELIVERY AND FAX
(212-270-4240)

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th Floor
New York, NY 10017

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Horan:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business November 30, 2009 the Fund held 120,398 shares of JP Morgan Chase & Co. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held at least 112,281 shares of your Company continuously since November 30, 2008. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (630) 645-7371.

Sincerely,

Beth C. Prohaska

Beth C. Prohaska
Senior Vice President